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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2000

                               SIMPLAYER.COM LTD.
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                 (Translation of registrant's name into English)


                                  P.O. Box 295

                              Hatzor, Israel 10352
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]                   Form  40-F  [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes  [ ]                        No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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         The attached PRESS RELEASE regarding the Company's appointment of a chief financial officer was issued on April 13, 2000. Also, the Company has moved its U.S. headquarters to 91 Montvale Avenue, Stoneham, MA 02180.








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             SIMPLAYER.COM LTD.
                                               (Registrant)


Date:  April 21, 2000                        By:  /s/  Yoel Givol
       --------------                             ---------------
                                                  Name: Yoel Givol
                                                  Title: Chief Executive Officer



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                                  EXHIBIT INDEX


         Exhibit No.                    Description
         -----------                    -----------

            99.1. Press release issued by the Company on April 13, 2000 regarding the appointment of a chief financial officer